[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

May 1, 2019	91322.00040

VIA EDGAR

Ms. Lisa N. Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Morgan Stanley Portfolios, Series 30

(the “Trust”) (File No. 333-230382; CIK No. 1769717)

Dear Ms. Larkin:

With regard to the above referenced Trust, the following disclosure is responsive to the discussion held earlier today with members of the Commission staff:

“STRATEGY PERFORMANCE INFORMATION

Prior Series Performance Information

The following tables show the actual pre-tax total returns of investments in prior Sponsor-deposited series in which the Trust’s objective strategy (the “Strategy”) was also applied. The returns assume that (a) the investment was made on a particular series’ initial date of deposit and held through termination with respect to completed trusts or held through April 30, 2019 for series that have not yet completed their durations as of the Trust’s Initial Date of Deposit, (b) the investment was subject to the maximum sales charge and all costs and expenses of the series, and (c) that dividends were not reinvested.

Completed Series (initial deposit and termination dates)	Total Returns* (duration of series)
Optimized Equity Dividend Strategy, Series 1 (1/21/2016 — 4/24/2017)	25.74%
Optimized Equity Dividend Strategy, Series 2 (2/28/2017 — 6/1/2018)	14.57%

Not Yet Completed Series (initial deposit and termination dates)	Total Returns* (from initial deposit through 4/30/2019)
Optimized Equity Dividend Strategy, Series 3 (4/4/2018 — 7/5/2019)	12.01%
Optimized Equity Dividend Strategy, Series 4 (9/12/2018 — 12/13/2019)	-1.72%
Optimized Equity Dividend Strategy, Series 5 (1/30/2019 — 5/1/2020)	6.74%

*The total returns for Optimized Equity Dividend Strategy, Series 1 and 2 reflect performance for series that have completed a full 15 month trust duration.  The total returns shown for the remaining prior series are for time periods of less than 15 months.

Past performance is not indicative of the performance this Trust may have.”

Sincerely,

/s/ Bill Belitsky
Bill Belitsky

for PAUL HASTINGS LLP

Enclosures